Exhibit 99.4

Zhejiang Taihang Law Firm

35F, Dikai Chengxing International Building, No. 98, Chengxing Road, Shangcheng District, Hangzhou, Zhejiang, 310020, China

Date: Apr 29, 2026

To:

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD. (the “Company”)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

Dear Sir/Madam:

We hereby consent to the reference of our name under the headings on “Item 3 Key Information—Permissions and Approvals Required to be Obtained from PRC Authorities for our Business Operations”, “Item 3 Key Information—Enforceability of Civil”, “Item 3 Key Information—D. RISK FACTORS—Risks Related to Doing Business in China”in MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours sincerely,

/s/ Rong Huang
Name:	Rong Huang
Title:	Lawyer

On behalf of Zhejiang Taihang Law Firm

Address: 35F, Dikai Chengxing International Building, No. 98, Chengxing Road, Shangcheng District, Hangzhou, Zhejiang, 310020, China

Web: http://www.taihanglawyer.com

Tel: +86-571-85862509